Prospectus Supplement
John Hancock Marathon Asset-Based Lending Fund (the fund)
Supplement dated February 10, 2026 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on December 8, 2025, the Board of Trustees (the Board or the Trustees) of John Hancock Marathon Asset-Based Lending Fund (the fund), a closed-end fund operating as a tender offer fund, including, as applicable, a majority of the Trustees who are not “interested persons” of the fund, as defined under the Investment Company Act of 1940, as amended (the 1940 Act), considered and approved: (1) the adoption of a fundamental policy to conduct quarterly repurchases of its outstanding shares of beneficial interest (Shares) in accordance with Rule 23c-3 under the 1940 Act (the Repurchase Policy); (2) an amendment to the amended and restated advisory agreement (the Advisory Agreement Amendment) between the fund and John Hancock Investment Management LLC, the fund’s investment advisor (the Advisor); (3) an amendment to the subadvisory agreement (the Subadvisory Agreement Amendment) between John Hancock Investment Management LLC and Marathon Asset Management, L.P. (the Subadvisor); and (4) other related changes (collectively, the Interval Fund Conversion). As discussed below, the Board’s approval of the change to the Repurchase Policy, the Advisory Agreement Amendment, and the Subadvisory Agreement Amendment are subject to the approval of the fund’s shareholders (Shareholders) (together, the Proposals). Subject to Shareholder approval of the Proposals, it is expected that the Interval Fund Conversion will be effective on or about April 24, 2026 (the Effective Date).
As noted above, certain Proposals require the approval of Shareholders. Accordingly, at an upcoming special meeting of Shareholders to be held on March 19, 2026 (the Shareholder Meeting), including any adjournment or postponement thereof, Shareholders will be asked to approve: (1) the adoption of to the Repurchase Policy; (2) the Advisory Agreement Amendment; and (3) the Subadvisory Agreement Amendment. Shareholders will not be asked to approve any other changes. More detailed information about the Interval Fund Conversion and the Proposals to be voted on at the Shareholder Meeting were provided in a proxy statement on January 23, 2026.
Shareholders of record at the close of business on January 2, 2026 should review the proxy statement carefully and cast their vote to avoid the additional expense to the fund of any future solicitations. This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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